Exhibit 11

Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the years ended December 31,
	Basic			Diluted (a)
	2012	2011	2010	2012	2011	2010
	(in thousands, except per share data)
Average number of common shares outstanding	61,258	61,989	60,872	61,258	61,989	60,872
Average common share due to assumed conversion of share-based awards	—	—	—	—	478	—
Total shares	61,258	61,989	60,872	61,258	62,467	60,872

Income (loss) from continuing operations, net	$(22,639)	$30,196	$(40,841)	$(22,639)	$30,196	$(40,841)
Income (loss) from discontinued operations, net of income taxes	(9,166)	(32,735)	17,422	(9,166)	(32,735)	17,422
Net loss	$(31,805)	$(2,539)	$(23,419)	$(31,805)	$(2,539)	$(23,419)

Per share data:
Income (loss) from continuing operations	$(0.37)	$0.49	$(0.67)	$(0.37)	$0.48	$(0.67)
Income (loss) from discontinued operations, net of income taxes	(0.15)	(0.53)	0.29	(0.15)	(0.52)	0.29
Net loss per share	$(0.52)	$(0.04)	$(0.38)	$(0.52)	$(0.04)	$(0.38)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the audited Consolidated Statements of Operations.